Exemption No. 82-1209

July 23, 2004

04035949

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

RECEIVED
2004 AUG -3 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

SUPPL

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable

dlw 8/3

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Not Applicable
(e)	News Releases	June 30, 2004 July 20, 2004
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Not Applicable
(e)	News Releases	June 30, 2004 July 20, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end, and Management Discussion and Analysis	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

June 30, 2004

PRESS RELEASE

Drilling commences on the "Big Hole" at Fishback; Ground gravity identifies an isolated gravity low target

VANCOUVER, BRITISH COLUMBIA – Core drilling has commenced on the "Big Hole" kimberlite target in Awry Lake, on GGL Diamond Corp.'s (GGL) 100%-owned Fishback property in the Northwest Territories. A single drill hole collared from land and inclined at 45 degrees into the "Big Hole" is being drilled. This hole will be drilled greater than 600 metres in length and take at least three weeks to complete.

A recent ground gravity survey over this target has identified an isolated gravity low, between 500 and 900 metres in diameter correlating to the 75 metre deep, steep-walled "Big Hole". This information lends additional support for this target, which has been modeled as a bedrock conductor similar to known kimberlites (Press Release, June 7, 2004).

Previous exploration work in the Awry Lake area revealed the presence of kimberlite indicator minerals and granite breccia boulders (containing kimberlitic indicator minerals) down ice of the "Big Hole". The combination of the new ground gravity data together with the electromagnetic modeling has provided compelling geophysical evidence to support the Company's interpretation of the "Big Hole" as a kimberlitic target.

Located 70 kilometres northwest of Yellowknife, this claim area is owned 100% by GGL. The "Big Hole" was first identified in 2000, when seismic and bathymetric surveys revealed an unusually deep, steep-walled depression in the lake. The lake itself is 75 metres deep with a relatively flat bottom approximately one kilometre across. Since 2000, the Company has continued its exploration through indicator mineral sampling and various geophysical survey methods.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is GGL's qualified person and has reviewed this data.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

／

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

July 20, 2004

PRESS RELEASE

Phase one drilling on the "Big Hole" at Fishback complete

VANCOUVER, BRITISH COLUMBIA – The first phase of the deep drilling program on the "Big Hole" kimberlite target in Awry Lake has been completed, with inconclusive but encouraging results.

The "Big Hole", an unusually deep, steep-walled depression in Awry Lake, lies on GGL Diamond Corp.'s (GGL) 100%-owned Fishback property in the Northwest Territories, 70 kilometres northwest of Yellowknife.

Phase one of the drill program was completed with 841 metres of core returned from Hole FB 04-01. The hole encountered a number of sections of highly brecciated and altered granite, intruded by mafic rocks, before being terminated due to excessive deviation from the planned direction of 165°. At times the alteration and breccia contains carbonate. At 775.3 metres, 0.6 metres of banded, carbonate rich, fine grained microbreccia was encountered.

A number of samples have been removed for geochemical analysis. The drill remains on site pending receipt of the results of this analysis.

The breccia and alteration encountered in Hole FB04-01 is two kilometers northeast of the alteration and breccia containing kimberlite indicator minerals, as previously reported (see March 11, 2004 press release). Both lie along the rim of the Big Hole, and both are approximately 1.3 kilometres from the center of the geophysical anomaly within the Lake.

A recent airborne geophysical survey followed by a ground gravity survey over the target area identified an EM conductor and an isolated gravity low, between 500 and 900 metres in diameter, which correlated to the southern part of the 75 metre deep portion of the "Big Hole" (see June 7 and June 30, 2004 press releases). The center of the gravity and EM anomaly is 1.3 kilometres south-east from the collar of FB04-01.

To direct the next stage of exploration, the Company has initiated an intense program of bedrock geological study and glacial till sampling in the immediate area of Awry Lake.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is GGL's qualified person and has reviewed this data.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.